February 20, 2013

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             Withdrawal of Request for Acceleration of Effectiveness of Registration Statement on Form S-4 (Registration Statement No. 333-185409)

Ladies and Gentlemen:

On February 19, 2013, Crosstex Energy, L.P., on its own behalf and on behalf of Crosstex Energy Finance Corporation and the other registrants (the “Registrants”), filed a letter with the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR requesting that, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the Commission accelerate the effective date of the Registrants’ Registration Statement on Form S-4 (Registration Statement No. 333-185409) to February 21, 2013, at 2 p.m., Eastern time, or as soon thereafter as practicable.  The Registrants hereby respectfully withdraw that acceleration request.

Please contact Douglass M. Rayburn of Baker Botts L.L.P. with any questions or comments at (214) 953-6634.  Thank you for your assistance with this filing.

Very truly yours,

CROSSTEX ENERGY, L.P.

By: Crosstex Energy GP, LLC, its general partner

By:	/s/ Michael J. Garberding
Michael J. Garberding
Executive Vice President and
Chief Financial Officer

cc:              Mr. Sirimal R. Mukerjee

Ms. Anne Nguyen Parker

Securities and Exchange Commission

Mr. Joe A. Davis

Ms. Kendall C. Talbott

Crosstex Energy, L.P.

Mr. Douglass M. Rayburn
Baker Botts L.L.P.